EXHIBIT 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business September 30, 2018, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$18,138
Interest-bearing balances		140,426
Securities:
Held-to-maturity securities		144,023
Available-for-sale securities		247,453
Equity Securities with readily determinable fair value not held for trading		98

Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		57
Securities purchased under agreements to resell		35,727
Loans and lease financing receivables:
Loans and leases held for sale		9,295
Loans and leases, net of unearned income	916,163
LESS: Allowance for loan and lease losses	9,702
Loans and leases, net of unearned income and allowance		906,461
Trading Assets		47,028
Premises and fixed assets (including capitalized leases)		7,941
Other real estate owned		514
Investments in unconsolidated subsidiaries and associated companies		12,289
Direct and indirect investments in real estate ventures		215
Intangible assets		40,861
Other assets		54,602

Total assets		$1,665,128

LIABILITIES
Deposits:
In domestic offices		$1,261,795
Noninterest-bearing	401,773
Interest-bearing	860,022
In foreign offices, Edge and Agreement subsidiaries, and IBFs		58,900
Noninterest-bearing	840
Interest-bearing	58,060
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		6,061
Securities sold under agreements to repurchase		5,736

Dollar Amounts In Millions
Trading liabilities	11,919
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	115,435
Subordinated notes and debentures	11,675
Other liabilities	29,417

Total liabilities	$1,500,938

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	112,567
Retained earnings	55,296
Accumulated other comprehensive income	-4,534
Other equity capital components	0

Total bank equity capital	163,848
Noncontrolling (minority) interests in consolidated subsidiaries	342

Total equity capital	164,190

Total liabilities, and equity capital	$1,665,128

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry
Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Directors
Enrique Hernandez, Jr
Federico F. Pena
James Quigley